SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

PERSPECTA INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

715347 100

(CUSIP Number)

Ramzi M. Musallam

c/o Veritas Capital Fund Management, L.L.C.

9 West 57th Street, 29th Floor

New York, NY 10019

Copies to:

Kenneth M. Wolff, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715347 100

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The SI Organization Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,877,244 SEE ITEM 5
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,877,244 SEE ITEM 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,877,244 SEE ITEM 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%*
14	TYPE OF REPORTING PERSON OO

*	All percentages of Common Stock (as defined below) outstanding contained herein are based on 165,712,335 shares of Common Stock outstanding as of June 6, 2018.

CUSIP No. 715347 100

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Veritas Capital Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,877,244 SEE ITEM 5
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,877,244 SEE ITEM 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,877,244 SEE ITEM 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 715347 100

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Veritas Capital Partners IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,877,244 SEE ITEM 5
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,877,244 SEE ITEM 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,877,244 SEE ITEM 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 715347 100

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ramzi M. Musallam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,273,341 SEE ITEM 5
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,273,341 SEE ITEM 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,273,341 SEE ITEM 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Introductory Note

This Schedule 13D (this “Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) by The SI Organization Holdings LLC, a Delaware limited liability company (“The SI LLC”), The Veritas Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”), Veritas Capital Partners IV, L.L.C., a Delaware limited liability company (“Fund IV LLC”), and Ramzi M. Musallam in connection with that certain Agreement and Plan of Merger, dated as of October 11, 2017 (the “Merger Agreement”), by and among DXC Technology Company, Perspecta Inc. (formerly named Ultra SC Inc.), Ultra First VMS Inc., Ultra Second VMS LLC, Ultra KMS Inc., Vencore Holding Corp., KGS Holding Corp., The SI LLC and KGS Holding LLC (“KGS LLC”), pursuant to which The SI LLC and KGS LLC acquired shares of Common Stock of the Company (as such terms are defined in Item 1), and The SI LLC acquired cash, in exchange for their shares of Vencore Holding Corp. and KGS Holding Corp., respectively.

Item 1. Security and Issuer.

This Statement relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Perspecta Inc. (the “Company”). The principal executive offices of the Company are located at 13600 EDS Drive, Herndon, VA 20171.

Item 2. Identity and Background.

(a)	This Statement is being filed by:

(i)	The SI LLC, a Delaware limited liability company.

(ii)	Fund IV, a Delaware limited partnership, has certain rights in respect of The SI LLC, as further described in Item 5.

(iii)	Fund IV LLC, a Delaware limited liability company, is the general partner of Fund IV.

(iv)	Ramzi M. Musallam is the managing partner of Fund IV LLC and Veritas Capital Partners III, L.L.C., a Delaware limited liability company (“Fund III LLC”), which is the general partner of The Veritas Capital Fund III, L.P., a Delaware limited partnership (“Fund III”), which is the managing member of KGS LLC.

The foregoing persons, other than Mr. Musallam, are referred to herein collectively as the “Veritas Reporting Persons”, and together with Mr. Musallam, as the “Reporting Persons”. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. The Reporting Persons are filing this Statement jointly, pursuant to the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 for the Reporting Persons’ Joint Filing Agreement.

(b)	The address of the principal business and principal office of each of the Reporting Persons is c/o Veritas Capital Fund Management, L.L.C., 9 West 57th Street, 29th Floor, New York, NY 10019.

(c)	The principal business of each of the Veritas Reporting Persons is making securities and other asset-based investments. Set forth on Schedule A attached hereto is a listing of each director, executive officer, managing member or general partner, as applicable, of the Veritas Reporting Persons (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons and Mr. Musallam and is incorporated herein by reference.

(d)	None of the Reporting Persons, during the last five years, and to the knowledge of the Reporting Persons none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, during the last five years, and to the knowledge of the Reporting Persons none of the Covered Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Musallam and each of the Covered Persons is a United States citizen, except for Hugh D. Evans, who is a Canadian citizen.

Item 3. Source and Amount of Funds.

The shares of Common Stock held by the Reporting Persons were acquired on May 31, 2018, upon the closing under the Merger Agreement. On the closing date, (1) all of the outstanding shares of Vencore Holding Corp. common stock were automatically converted into the right to receive, in the aggregate, consideration consisting of $400 million in cash and 18,877,244 shares of Common Stock, and (2) all of the outstanding shares of KGS Holding Corp. common stock were automatically converted into the right to receive, in the aggregate, consideration consisting of 4,396,097 shares of Common Stock.

Item 4. Purpose of the Transaction.

The shares of Common Stock held by the Reporting Persons were acquired pursuant to the Merger Agreement for investment purposes. Except as disclosed herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Covered Persons, has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to the limitations in the Side Letter Agreement (as defined in Item 6 of this Statement), the Reporting Persons expect to review their investments in the Company on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the federal securities laws, determine to increase or decrease their respective ownership of Common Stock (whether through purchases or sales in the open market, in privately negotiated transactions, by making dividends or distributions or through other transactions as circumstances dictate), or determine to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Without limiting the foregoing, and subject to the limitations in the Side Letter Agreement, the Reporting Persons may, from time to time, engage in discussions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Any such review or discussion may consider various factors, including the Company’s business prospects and other developments concerning the Company, alternative investment opportunities, general economic conditions, financial and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons regarding their investments in the Company.

As disclosed in Item 6 of this Statement, Veritas Capital Fund Management, L.L.C. (“Veritas Capital Management”) holds certain nomination rights under the Side Letter Agreement in respect of the Company’s board of directors. Veritas Capital Management exercised such rights to nominate Mr. Musallam to the Company’s board of directors. In connection with any such service on the Company’s board of directors, it is expected that Mr. Musallam may, from time to time, be involved in discussions which relate to one or more of the matters described in clauses (i) through (j) of Item 4 of Schedule 13D, but each of the Reporting Persons disclaims any obligation to report on any plans or proposals with respect to any such matters that develop or occur as a result of Mr. Musallam’s role as a member of the Company’s board of directors and his participation in decisions regarding the Company’s actions.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

The SI LLC may be deemed to beneficially own and share the power to vote and dispose of the 18,877,244 shares of Common Stock held directly by it, which represent 11.4% of the Common Stock.

Fund IV may be deemed to beneficially own and share the power to vote and dispose of the 18,877,244 shares of Common Stock held directly by The SI LLC, which shares represent 11.4% of the Common Stock, including on the basis of its power to appoint all of the members of the board of managers of The SI LLC.

Fund IV LLC may be deemed to beneficially own and share the power to dispose of the 18,877,244 shares of Common Stock held directly by The SI LLC, which shares represent 11.4% of the Common Stock, including on the basis of Fund IV LLC serving as the general partner of Fund IV.

Ramzi M. Musallam may be deemed to beneficially own and share the power to vote and dispose of the 18,877,244 shares of Common Stock held directly by The SI LLC and an additional 4,396,097 shares of Common Stock held directly by KGS LLC, which shares in the aggregate represent 14.0% of the Common Stock, including on the basis of Mr. Musallam serving as the managing partner of Fund IV LLC and Fund III LLC.

Except as described in this Statement, to the Reporting Persons’ knowledge, no shares of Common Stock are beneficially owned by any of the Covered Persons.

The information contained in Item 2 to this Statement is incorporated by reference into these Items 5(a)-(b).

(c) Except as described in this Statement, there have been no transactions in shares of Common Stock by the Reporting Persons, or, to the knowledge of the Reporting Persons, by any of the Covered Persons, during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in the Introductory Paragraph and Items 3 through 4 of this Statement is hereby incorporated by reference into this Item 6.

In connection with the transactions contemplated by the Merger Agreement, the Company, Veritas Capital Management, The SI LLC and KGS LLC, entered into a Letter Agreement, dated as of October 11, 2017 (the “Side Letter Agreement”). The Side Letter Agreement grants Veritas Capital Management and its affiliates certain registration rights, establishes a lock-up arrangement relating to the shares of Common Stock issued to The SI LLC and KGS LLC under the Merger Agreement, establishes a standstill obligation of Veritas Capital Management, its controlled affiliates and its and their respective representatives and grants certain director nomination rights to Veritas Capital Management. The foregoing description of the Side Letter Agreement is qualified in its entirety by the terms of the Side Letter Agreement, a copy of which is attached hereto as Exhibit 99.3.

Except as otherwise described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated June 6, 2018, among The SI Organization Holdings, LLC, The Veritas Capital Fund IV, L.P., Veritas Capital Partners IV, L.L.C. and Ramzi M. Musallam.

99.2	Agreement and Plan of Merger, dated as of October 11, 2017, by and among by and among DXC Technology Company, Ultra SC Inc., Ultra First VMS Inc., Ultra Second VMS LLC, Ultra KMS Inc., Vencore Holding Corp., KGS Holding Corp., The SI Organization Holdings, LLC and KGS Holding LLC(1)

99.3	Letter Agreement, dated as of October 11, 2017, by and among Ultra SC Inc., Veritas Capital Fund Management, L.L.C., The SI Organization Holdings, LLC and KGS Holding LLC(2)

(1)	Incorporated by reference to Exhibit 2.1 to DXC Technology Company’s Form 8-K (filed October 13, 2017) (File No. 001-38033)
(2)	Incorporated by reference to Exhibit 10.1 to Perspecta Inc.’s Form 10 (filed February 08, 2018) (File No. 001-38395)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

THE SI ORGANIZATION HOLDINGS LLC
By: The Veritas Capital Fund IV, L.P., acting as the Majority of Members

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Authorized Signatory

THE VERITAS CAPITAL FUND IV, L.P.
By: Veritas Capital Partners IV, L.L.C., its General Partner

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Managing Partner

VERITAS CAPITAL PARTNERS IV, L.L.C.

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Managing Partner

RAMZI M. MUSALLAM

By:	/s/ Ramzi M. Musallam

SCHEDULE A

The name, business address and present principal occupation of each director, executive officer, managing member or general partner, as applicable, of the Reporting Persons are set forth below. All executive officers, directors, managing members and general partners listed in this Schedule A are U.S. citizens, except for Hugh D. Evans, who is a Canadian citizen.

The SI Organization Holdings LLC

Name	Business Address	Principal Occupation
Ramzi M. Musallam Chairman of the Board of Managers	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor New York, NY 10019	Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.

Benjamin M. Polk Member of the Board of Managers	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor New York, NY 10019	Managing Partner of Veritas Capital Fund Management, L.L.C.

Aneal Krishnan Member of the Board of Managers	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor New York, NY 10019	Principal at Veritas Capital Fund Management, L.L.C.

The Veritas Capital Fund IV, L.P.

Name	Business Address	Principal Occupation
Ramzi M. Musallam Managing Partner and Managing Member of Veritas Capital Partners IV, L.L.C., general partner of The Veritas Capital Fund IV, L.P.	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor New York, NY 10019	Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.

Hugh D. Evans Managing Partner and Managing Member of Veritas Capital Partners IV, L.L.C., general partner of The Veritas Capital Fund IV, L.P.	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor New York, NY 10019	Managing Partner of Veritas Capital Fund Management, L.L.C.

Benjamin M. Polk Managing Member of Veritas Capital Partners IV, L.L.C., general partner of The Veritas Capital Fund IV, L.P.	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor New York, NY 10019	Managing Member of Veritas Capital Fund Management, L.L.C.

Veritas Capital Partners IV, L.L.C.

Name	Business Address	Principal Occupation
Ramzi M. Musallam Managing Partner and Managing Member	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor New York, NY 10019	Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.

Hugh D. Evans Managing Partner and Managing Member	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor New York, NY 10019	Managing Partner of Veritas Capital Fund Management, L.L.C.

Benjamin M. Polk Managing Member	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor New York, NY 10019	Managing Member of Veritas Capital Fund Management, L.L.C.